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March 15, 2021

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:       Margaret Schwartz
Tim Buchmiller

Re: Gain Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 10, 2021
File No. 333-253303
CIK No. 0001819411

On behalf of our client, Gain Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby provide a response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 12, 2021 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on March 10, 2021 (the “Registration Statement”). In response to the Comment Letter, the Company has revised the Registration Statement and is filing the Amendment No. 2 to the Registration Statement on Form S-1 (the “Second Amendment”) together with this response letter. The Second Amendment contains certain additional updates and revisions.

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italicized type herein. All references to page numbers and captions correspond to the page numbers and captions in the Second Amendment.

Summary Financial Data, page 13

We note your disclosure on page 12 that a 0.88-for-1 stock split will occur prior to the closing of this offering.  Please present pro forma earnings per share information that gives effect to the reverse stock split for all periods presented and expand your pro forma footnote to explain this adjustment.  Address this comment as it relates to your Summary Financial Data.  We remind you that the automatic conversion of your preferred stock should only be given pro forma effect for the latest year.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 50.

Securities and Exchange Commission
March 15, 2021

Principal Stockholders, page 106

Please provide the footnotes to your table to identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 107.

Financial Statements, page F-1

As previously requested in our prior comment, please remove your 2019 pro forma earnings per share related to the automatic conversion of your preferred stock.  Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-4, F-10 and F-26.

* * * * *

Securities and Exchange Commission
March 15, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc: Eric Richman, Chief Executive Officer, Gain Therapeutics, Inc.
Michael D. Maline, Esq., DLA Piper LLP (US)